China Ceramics Co., Ltd.	c/o Stuart Management Co. 830 Post Road East Suite 205 Westport, CT 06880 USA Tel: 203-226-6288 Fax: 203-226-8022
September 28, 2011

James D. Dunning, Jr. 2 Sutton Place South Apt 17D New York, NY 10022	Alan G. Hassenfeld The Owen Building 101 Dyer Street Suite 401 Providence, RI 02903

Knott Partners 485 Underhill Boulevard Suite 205 Syosset, NY 11791	Gregory E. Smith 1401 NE 70th Street Oklahoma City, OK 73111

Gentlemen:

This will respond to your letter of September 26, 2011, setting forth your thoughts with regard to a potential going private transaction.  In your letter, you set forth the following details regarding the transaction:

1.	That the Company be taken private and consider re-listing on the Hong Kong (or another) market;

2.	The Macquarie Group has proposed providing the financing for the transaction, and

3.	“At a minimum,” you expect management to roll their equity into the Transaction.

The Board of Directors has considered the merits of engaging in a going private transaction and concluded that doing so would not be in the best interests of the Company or its shareholders at this time.

In addition, we understand from our largest shareholder that he is not interested in rolling his equity into such a transaction.

The Board thanks you for your interest in the Company.

Very truly yours,

/s/ Paul K. Kelly
Paul K. Kelly, Non-Executive Chairman

for the Board of Directors

cc:	CCCL Board of Directors